SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: (1-13888)

UCAR CARBON SAVINGS PLAN

(Full title of the plan)

GRAFTECH INTERNATIONAL LTD.

(Name of issuer of the securities held pursuant to the plan)

12900 Snow Road, Parma, Ohio 44130

(Address of principal executive office)

UCAR CARBON SAVINGS PLAN

Note: Other supplemental schedules not included have been omitted, as they are not applicable.

UCAR CARBON SAVINGS PLAN

Statements of Net Assets Available for Benefits

	At December 31,
	2005	2006
ASSETS:
Investments, at fair value	$109,926,758	$115,346,167
Company’s contribution receivable	352,865	326,831

Net assets available for benefits, at fair value	110,279,623	115,672,998
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	739,724	506,914

Net assets available for benefits	$111,019,347	$116,179,912

See accompanying notes.

UCAR CARBON SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2006
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$5,841,928
Interest	2,436,574
Dividends	2,271,515

10,550,017

Contributions:
Participants	4,162,501
Company	2,849,226

7,011,727

Other additions	27

Total additions	17,561,771

DEDUCTIONS:
Benefits paid directly to participants	12,351,655
Administrative expenses	12,919
Other deductions	36,632

Total deductions	12,401,206

Net increase	5,160,565
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	111,019,347

End of year	$116,179,912

See accompanying notes.

UCAR CARBON SAVINGS PLAN

Notes to Financial Statements

December 31, 2006

(1)	Description of the Plan

The following brief description of the UCAR Carbon Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for more complete information.

General

The Plan is a 401(a) and 401(k) Savings vehicle and a defined contribution retirement plan available to all regular employees of UCAR Carbon Company Inc. and participating affiliate companies (collectively, the “Company”). Employees are eligible to participate in the Plan upon the first day of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company is a wholly owned subsidiary of GrafTech International Ltd. (GTI) through which the Company conducts most of its United States operations. GTI is a publicly traded company on the New York Stock Exchange (NYSE) under the ticker symbol “GTI”.

Contributions

Participating employees, including non-union and collectively bargained Columbia, TN, Lawrenceburg, TN and Clarksburg, WV employees, can contribute 1% to 5% of their compensation into the Plan as basic contributions. An additional 0.5% to 50%, inclusive of participant compensation may be contributed as supplemental contributions. The Company contributes on behalf of each participating employee, including non-union and collectively bargained Columbia, TN, Lawrenceburg, TN and Clarksburg, WV employees, an amount equal to 100% of the participant’s basic contributions up to 3% of pay and 50% of basic contributions up to another 2% of pay.

The Company makes an Employer Retirement Contribution on behalf of eligible participants in the amount of 2.5% of compensation up to the Social Security Taxable Wage Base for the Plan Year and 5% of compensation for amounts in excess of the Social Security Taxable Wage Base. Employees who were grandfathered under the UCAR Carbon Retirement Plan, employees covered by the Columbia, TN collective bargaining agreement, employees covered by the Lawrenceburg, TN collective bargaining agreement, and employees covered by the Clarksburg, WV collective bargaining agreement became eligible for Employer Retirement Contributions under this Plan as of April 1, 2003, May 1, 2003, August 1, 2003, and August 1, 2004, respectively.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 11 investment funds and the GrafTech International Ltd. Common Stock Fund. The funds represent a broad cross-section of the types of investments which participants may select on their own. They include nine funds managed by The Vanguard Group, one of the nation’s largest mutual fund companies; the

GrafTech International Ltd. Common Stock Fund; the UAM ICM Small Company Stock Fund and American Funds EuroPacific Growth Fund. Each fund strikes a different balance between potential returns and possible risks.

Contributions are subject to applicable Internal Revenue Code limitations.

Effective January 1, 2003, the Plan was amended to provide that all Company matching contributions were no longer made in cash, instead the match was made in units of GrafTech International Ltd. Common Stock Fund and is credited to each individual’s account as a contribution to the GrafTech International Ltd. Common Stock Fund. Participants are not required to keep the Company matching contributions in the GrafTech International Ltd. Common Stock Fund. The day after a Company contribution is credited to the participant’s account, the money can be transferred to any of the Plan’s other investment options.

Effective April 1, 2005, all new employees that become eligible to participate in the Plan are automatically enrolled at a 5% deferral of eligible pre-tax compensation contributed to the Plan in an investment option designated by the Administrative Committee. If the employee does not wish to participate in the Plan, the employee must elect not to participate.

Vesting

Participants are vested immediately in their contributions (both before-tax and after-tax), Company matching contributions and any related investment earnings. There is a five year “Cliff Vesting” in the Company’s Employer Retirement Contribution and any related investment earnings. Vesting occurs after five years of vesting service or on a participant’s normal retirement date, whichever is earlier.

Payment of Benefits

Upon termination of service due to death, disability or retirement and under specific situations of financial hardship, a participant or beneficiary will be paid the value of the participant’s vested interest in his or her account as a lump-sum amount or in installments. The terminated participant must take an immediate payment or rollover to an IRA if his or her combined account balance is $1,000 or less. For an immediate payment, all the terminated participant’s investments will be sold, and he or she will receive a check for the entire value of his or her account. If the terminated participant has money invested in units of the GrafTech International Ltd. Common Stock Fund, he or she may elect to receive that portion of his or her account in stock or cash. If the terminated participant has a balance greater than $1,000 but less than $5,000, unless they elect otherwise, the balance is automatically rolled over into an individual retirement account held with the Vanguard Group 60 days after the date of termination. If the terminated participant has a balance more than $5,000 in the Plan, he or she may leave their money in the Plan until the April 1st following the year in which they reach age 70 1/2. The IRS requires that participants begin making periodic withdrawals from the savings plan no later than April 1 of the year following the year in which he or she reaches age 70 1/2. During that time, the terminated participant may not add to his or her individual participant account in the Plan, nor will the Company make any additional contributions to his or her account. A lump-sum payment is required for any vested account balance less than or equal to $1,000.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) fund earnings or loss. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Participants may borrow from their accounts varying amounts between a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. All loans must have a definite repayment schedule, which provides for principal and interest payments to be made ratably through payroll deductions over a period not to exceed five years, except for home loans that may be repaid over a period not to exceed thirty years. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest based on current lending rates at the time the loan is originated. Interest rates ranged from 4.0% to 9.5% at December 31, 2005 and 2006. As of December 31, 2005 and 2006, the participants’ aggregate loan receivables were $1,940,588 and $1,752,956, respectively.

Forfeited Accounts

At December 31, 2005 and 2006 forfeited non-vested accounts totaled $1,918 and $3, respectively. These accounts will be used to reduce future employer contributions. Also, in the year ended December 31, 2006 employer contributions were reduced by $170,041 from forfeited non-vested accounts.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants would become 100% vested in the Company’s Employer Retirement Contribution.

Administrative expenses

The Company pays the majority of administrative expenses of the Plan, such as fees for record keeping, enrollment outsourcing, legal work, investment consulting and compliance testing. Any administrative expenses not paid by the Company are paid from the Plan assets.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

New Accounting Pronouncements

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

The Plan has adopted the financial statement presentation and disclosure requirements of the FSP effective December 31, 2006 and retroactively restated the statement of net assets for the periods presented. The effect of adopting the FSP had no impact on net assets which have been historically presented at contract value.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal year beginning after November 15, 2007. We are currently in the process of assessing the impact, if any, that the adoption of SFAS 157 will have on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices. The common/collective trust is valued at the unit value of the fund which is based on the fair value of the underlying investments. Shares of unitized common stock fund are valued at unit value. GTI common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximates fair value.

The Vanguard Retirement Savings Trust is a collective investment trust fund that invests solely in the Vanguard Retirement savings Master Trust (the “Master Trust”). The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds. Investment contracts include traditional Guaranteed Investment Contracts (GIC’s), Synthetic Investment Contracts (SICs) and wrapper contracts. GICs are valued based on estimated fair value, computed using discounted cash flows. SICs are valued based on the aggregate market value of the applicable bond trusts, mutual funds and other investments. Wrapper contracts are valued at estimated fair value based on a replacement cost approach.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Vanguard Retirement Savings Trust at contract value. In determining the net assets available for benefits, the Vanguard Retirement Savings Trust is included in the financial statements at fair value and then adjusted to contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals. As provided by the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid.

(3)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 16, 2003, that the Plan and its related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)	Investments

Investments that represent 5% or more of the Plan’s net assets at December 31, 2005 and 2006 are as follows:

	At December 31,
	2005	2006
Vanguard Retirement Savings Trust (at contract value)	$56,831,925	$53,185,784
Vanguard 500 Index Fund	10,649,425	11,510,406
Vanguard PRIMECAP Fund	9,286,882	9,701,264
Vanguard Value Index Fund	7,737,569	8,814,766
GrafTech International Ltd. Common Stock Fund	7,343,678	7,212,111

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

For the year ended December 31, 2006
Net appreciation in fair value of investments:
Registered investment companies	$4,939,487
GrafTech International Ltd. Common Stock Fund	902,441

$5,841,928

(5)	Related-Party Transactions

Certain Plan investments are shares of a common/collective trust fund and registered investment companies managed by Vanguard Fiduciary Trust Company (“VFTC”). VFTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in the GrafTech International Ltd. Common Stock Fund. GTI is the public parent company and the issuer of the publicly traded common stock held within the Plan. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

The Plan held 1,234,231.685 and 1,092,744.077 shares of GrafTech International Ltd. common stock at December 31, 2005 and 2006, respectively, representing 7% and 6%, respectively, of the total net assets of the Plan. During 2006 the Plan purchased $3,926,786 and sold $4,960,794 of GrafTech International Ltd. common stock.

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

UCAR CARBON SAVINGS PLAN

Schedule H, Line 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN #06-1249029 Plan #002

December 31, 2006

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral par or maturity value	(e) Current value
*	Vanguard 500 Index Fund	Registered investment company	$11,510,406
*	Vanguard PRIMECAP Fund	Registered investment company	9,701,264
*	Vanguard Value Index Fund	Registered investment company	8,814,766
*	Vanguard LifeStrategy Conservative Growth Fund	Registered investment company	5,146,803
	UAM: ICM Small Company Portfolio	Registered investment company	4,310,599
	American Funds EuroPacific Growth Fund	Registered investment company	4,085,751
*	Vanguard LifeStrategy Growth Fund	Registered investment company	3,799,893
*	Vanguard LifeStrategy Moderate Growth Fund	Registered investment company	3,282,626
*	Vanguard LifeStrategy Income Fund	Registered investment company	2,003,196
*	Vanguard Total Bond Market Index Fund	Registered investment company	1,046,926
*	Vanguard Retirement Savings Trust	Common/Collective Trust	52,678,870
*	GrafTech International Ltd. Common Stock Fund	Common Stock	7,212,111
*	Participant loans	Interest rates ranging from 4.0% to 9.5%	1,752,956

			$115,346,167

*	Indicates party-in-interest to the Plan.

Column (d), “Cost”, is not applicable as all investments are participant directed

Report of Independent Registered Public Accounting Firm

Plan Administrator

UCAR Carbon Savings Plan

We have audited the accompanying statements of net assets available for benefits of the UCAR Carbon Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accepted accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) of the Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting for Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.

/s/ Grant Thornton LLP

Cleveland, Ohio

June 19, 2007

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UCAR CARBON SAVINGS PLAN

Date: July 9, 2007	By:	/s/ Mark Widmar
Mark Widmar
Vice President and Chief Financial Officer
GRAFTECH INTERNATIONAL LTD.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Grant Thornton LLP